Exhibit 99.1

ABN 82 010 975 612

PO Box 2403 Toowong
Queensland 4066 Australia
Telephone: + 61 7 3842 3333
Facsimile: + 61 7 3720 9624
www.progen-pharma.com

Progen Board and Senior Management Changes

Brisbane, Australia, 16th June 2011. Progen Pharmaceuticals Ltd (ASX:PGL, OTC:PGLA) announced today that it has completed a major restructure as well as significantly de-risking the business. The Company’s focus would remain on the continued development of its oncology franchise and further growth of its profitable contract manufacturing business PharmaSynth Pty Ltd.

As a consequence of the restructure, Progen will reduce its Board from six directors to four and close its Toowong and North Carolina offices. All staff and activities will be consolidated into its upgraded Darra site. The current directors who will step down are Dr. John Chiplin, Dr Julie Cherrington and Dr Paul Lin. Dr Woei-Jia Jiang (bio below) will join the Board replacing Dr Lin. Mr Stuart James, Mr Heng Tang and Mr Tom Burt will continue as directors.

Further, the current Chief Executive Officer (CEO) Sue MacLeman will finish up with the Company at the end of August. Given the scale and nature of the change she has implemented throughout her tenure, the CEO role will not be replaced. Paul Dixon, General Manager of Finance and Company Secretary will move from an employed basis to a consultancy contract effective July 15.

Stuart James, Progen Chairman said “I would like to thank each of the outgoing Directors for their very significant contribution during this period of major change for Progen. Their efforts are enormously appreciated and I wish each of them well with their future endeavours. I would also like to thank Sue MacLeman on behalf of the Board and Shareholders for her hard work, dedication and insight as she identified and implemented at the Boards request these fundamental structural adjustments. These changes substantially reduce the Company’s rate of cash burn, enhance the profitability of its manufacturing operation and remove substantial financial risks Progen had inherited from previous incomplete development initiatives.”

The above changes will be implemented progressively between now and the end of August 2011 to ensure a smooth transition and appropriate finalisation of accounts. The senior executive team will report directly to the Chairman from the end of August 2011.

Bio Dr Woei-Jia Jiang

Dr Jiang is a bioentrepreneur with more than 20 years experience in the pharmaceutical and biotechnology industries working in research, corporate advisory and various senior management roles. Currently he is the Managing Director of Wholesome Biopharm Pty Ltd, a Melbourne-based biotechnology company focused on the development of innovative asthma treatments.  Dr. Jiang was a co-founder of Metabolic Pharmaceuticals Limited, now Calzada Limited (ASX: CZD) when his co-invention of AOD9604 was out-licensed to Circadian Technologies Limited (ASX: CIR) and he has also consulted to biotechnology companies locally and internationally, including former Meditech Research Limited (now Alchemia Oncology Pty Ltd., a subsidiary of Alchemia Limited; ASX: ACL). Dr. Jiang received his BSc and MSc (Chemistry) degrees from National Cheng-Kung University in Taiwan and PhD (Biochemistry) degree from Monash University, Australia.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:
Sue MacLeman	Stuart James
Chief Executive Officer	Chairman
+ 61 7 3842 3333	+ 61 7 38423333
+ 61 437 211 200	+ 61 419971396

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.